Fourth Quarter and Full Year 2015 Earnings Call Presentation



January 28, 2016

Safe Harbor Statement

Forward-Looking Statements

Certain statements in this presentation are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the fact they use words such as "should," "expect," "anticipate," "estimate," "target," "may," "project," "guidance," "intend," "plan," "believe" and other words and terms of similar meaning and expression. Such statements are likely to relate to, among other things, a discussion of goals, plans and projections regarding financial position, results of operations, cash flows, market position, market growth and trends, product development, product approvals, sales efforts, expenses, capital expenditures, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings and financial results. Forward-looking statements can also be identified by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations that involve inherent risks, uncertainties and assumptions that may cause actual results to differ materially from expectations as of the date of this presentation. These risks include, but are not limited to: (1) the ability to sustain brand strength, particularly the Enfa family of brands; (2) the effect on the company's reputation of real or perceived quality issues; (3) the effect of regulatory restrictions related to the company's products; (4) the adverse effect of commodity costs; (5) increased competition from branded, private label, store and economy-branded products; (6) the effect of an economic downturn on consumers' purchasing behavior and customers' ability to pay for product; (7) inventory reductions by customers; (8) the adverse effect of changes in foreign currency exchange rates; (9) the effect of changes in economic, political and social conditions in the markets where we operate; (10) changing consumer preferences; (11) the possibility of changes in the Women, Infant and Children (WIC) program, or participation in WIC; (12) legislative, regulatory or judicial action that may adversely affect the company's ability to advertise its products, maintain product margins, or negatively impact the company's reputation or result in fines or penalties that decrease earnings; and (13) the ability to develop and market new, innovative products. For additional information regarding these and other factors, see the company's filings with the United States Securities and Exchange Commission (the SEC), including its most recent Annual Report on Form 10-K, which filings are available upon request from the SEC or at www.meadjohnson.com. The company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Factors Affecting Comparability – Non-GAAP Financial Measures

This presentation contains non-GAAP financial measures, including non-GAAP net sales, EBIT, earnings, earnings per share information, and effective tax rates. Specified Items are terms included in GAAP measures, but excluded for the purpose of determining non-GAAP net sales, EBIT, earnings and earnings per share. In addition, other items include the tax impact on Specified Items. Non-GAAP net sales, EBIT, earnings and earnings per share information adjusted for these items is an indication of the company's underlying operating results and intended to enhance an investor's overall understanding of the company's financial performance. In addition, this information is among the primary indicators the company uses as a basis for evaluating company performance, setting incentive compensation targets and planning and forecasting of future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. Tables that reconcile non-GAAP to GAAP disclosure are included in the Appendix.

For more information:
Kathy MacDonald, Vice President – Investor Relations
Mead Johnson Nutrition Company
847-832-2182   kathy.macdonald@mjn.com
January 2016

Net Sales Development

$ in Millions

	Q1	Q2	Q3	Q4	2015 Full Year
Sales	**$1,094**	**$1,032**	**$978**	**$967**	**$4,071**
vs. 2014, Constant $	3%	(3%)	(4%)	(6%)	(2%)
Foreign Exchange Impact	(5%)	(4%)	(6%)	(6%)	(6%)
vs. 2014, Reported $	(2%)	(7%)	(10%)	(12%)	(8%)

Foreign Exchange Impacted Sales by $229MM in 2015

$ in Millions, *except for per share data*

Foreign Exchange Impact on:	Q1	Q2	Q3	Q4	2015 Full Year
Net Sales	($56) (5%)	($43) (4%)	($69) (6%)	($62) (6%)	($229) (6%)
EPS	($0.03)	($0.03)	($0.09)	($0.10)	($0.26)



FX Impact on EPS

Favorable / Unfavorable

2013   2014   2015

■ Asia   ■ Latin America   ■ North America/Europe

Gross Margin Improved by 270 bps in 2015

Non-GAAP

Q4



61.9%
+200bps
63.9%
2014
Dairy
Productivity
Manufacturing & Other Commodities
Foreign Exchange
2015

2015 Full Year



61.9%
+270bps
64.6%
2014
Dairy
Productivity
Manufacturing & Other Commodities
Foreign Exchange
2015

Q4 SG&A Costs Down 6% versus Last Year

$ in Millions
Non-GAAP

	Q4			2015 Full Year		
		vs. 2014			**vs. 2014**	
	Actual	**Constant $**	*% of Sales*	**Actual**	**Constant $**	*% of Sales*
A&P	$151	7%	*15.6%*	$642	6%	*15.8%*
SG&A	$212	(6%)	*21.9%*	$884	0%	*21.7%*
R&D	$29	4%	*3.0%*	$108	2%	*2.6%*
Other Expense	$7	*	*0.7%*	$15	*	*0.4%*
Total OpEx	$399	2%	*41.2%*	$1,649	4%	*40.5%*

MeadJohnson Nutrition

Fuel for Growth Starts to Deliver Lower Costs

Constant $ OpEx[1]



R&D

Marketing

G&A

-3%

2014 Full Year   2015 Full Year

Corporate & Other Costs[2]

- First signs of Fuel for Growth savings



- 8%

1st Half '15   2nd Half '15

Headcount

- 3% Global Reduction from ~7,900 to ~7,700

Corporate Headcount



-18%

Jun 2015   Dec 2015

(1) Constant Dollar Operating Expenses excluding Salesforce and Distribution.
(2) Corporate and Other on a Non-GAAP basis, on a like for like basis.

2015: EBIT Margin Improved 30 bps

$ in Millions
Non-GAAP

	Q1	Q2	Q3	Q4	2015 Full Year
EBIT	**$300**	**$222**	**$239**	**$220**	**$981**
vs. 2014, Constant $	*4%*	*(10%)*	*7%*	*(3%)*	*0%*
vs. 2014, Reported $	*1%*	*(13%)*	*(3%)*	*(13%)*	*(7%)*
EBIT Margin	**27.4%**	**21.5%**	**24.5%**	**22.7%**	**24.1%**
Change vs. 2014	*+80bps*	*-160bps*	*+190bps*	*-30bps*	*+30bps*

Mead Johnson *Nutrition*

8

Asia

$ in Millions

	4Q 2015	Change vs. 2014			**2015 Full Year**	Change vs. 2014	
	Actual	*Constant $*	*Reported*		**Actual**	*Constant $*	*Reported*
Sales	**$468**	*(10%)*	*(15%)*		**$2,039**	*(8%)*	*(11%)*
EBIT	**$140**	*(24%)*	*(28%)*		**$682**	*(16%)*	*(17%)*
EBIT Margin	*29.9%*		*-570bps*		*33.4%*		*-250bps*

Latin America

$ in Millions

	4Q 2015			2015 Full Year		
		Change vs. 2014			Change vs. 2014	
	Actual	*Constant $*	*Reported*	**Actual**	*Constant $*	*Reported*
Sales	**$170**	*(4%)*	*(18%)*	**$757**	*3%*	*(13%)*
EBIT	**$34**	*15%*	*(26%)*	**$175**	*18%*	*(12%)*
EBIT Margin	*20.1%*		*-220bps*	*23.1%*		*+20bps*

North America & Europe

$ in Millions

4Q 2015

	Actual	Change vs. 2014	
		Constant $	Reported
Sales	**$329**	0%	(3%)
EBIT	**$97**	14%	8%
EBIT Margin	*29.4%*		*+270bps*

2015 Full Year

	Actual	Change vs. 2014	
		Constant $	Reported
Sales	**$1,275**	4%	1%
EBIT	**$362**	29%	24%
EBIT Margin	*28.4%*		*+540bps*

2015 Financial Results: From EBIT to Net Income

$ in Millions, except for per share data

Non-GAAP

	Q4			2015 Full Year		
		vs. 2014			**vs. 2014**	
	Actual	**Constant $**	*% of Sales*	**Actual**	**Constant $**	*% of Sales*
EBIT	$220	(3%)	22.7%	$981	0%	24.1%
Interest Exp.	$22	56%		$65	6%	
Tax	$46	(2%)		$227	9%	
ETR	*23.5%*			*24.8%*		
Net Income	$148	(10%)		$687	(3%)	
Non-GAAP EPS		$0.78			$3.44	
Shares - Average		189.8			199.4	
Shares – Dec. 31		186.4			186.4	

MeadJohnson Nutrition

EPS Development 2015

Non-GAAP

Q4



2015 Full Year



Cash Balance Increased ~$400MM in 2015

$ in Millions



Jan 1, 2015	Free Cash Flows	Dividends	Share Repurchase	Proceeds from New Debt	Other	December 31, 2015
$1,298	$726	$326	$1,437	$1,499	$58	$1,701

Growth 31%

2016: A Year of Transition

	Investor Day	Full Year Guidance[1][2]	
Sales	modest growth	**Constant $** 0% to 2%	**Reported $** (4%) to (6%)
EBIT Margin	some accretion	24% to 25%	
Non-GAAP EPS	mid single-digit	$3.48 - $3.60	
GAAP EPS[3]		$3.36 - $3.48	

(1) Guidance provided in the company's conference call and press release on Jan 28, 2016;
(2) Non-GAAP and GAAP EPS guidance gives consideration to foreign exchange rates as of January 2016. The FX impact on EPS is estimated at 40 cents.
(3) GAAP EPS guidance includes $0.12 per diluted share of specified items excluding future unknown mark-to-market pension adjustments.

Appendix

Reconciliation of Non-GAAP to GAAP Results

This presentation contains non-GAAP financial measures, which may include non-GAAP net sales, gross profit, certain components of operating expenses, EBIT, earnings and earnings per share information. The items included in GAAP measures, but excluded for the purpose of determining the above listed non-GAAP financial measures, include significant income/expenses not indicative of underlying operating results, including the related tax effect and, at times, the impact of foreign exchange. The above listed non-GAAP measures represent an indication of the company's underlying operating results and are intended to enhance an investor's overall understanding of the company's financial performance and ability to compare the company's performance to that of its peer companies. In addition, this information is among the primary indicators the company uses as a basis for evaluating company performance, setting incentive compensation targets and planning and forecasting of future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. Tables that reconcile non-GAAP to GAAP disclosure follow and appear elsewhere in this presentation.

Reconciliation of Non-GAAP to GAAP Results Q4

$ in millions, except per share data	Three Months Ended December 31, 2015					Three Months Ended December 31, 2014			
		Specified Items [a]					Specified Items [a]		
	As Reported	Mark-to-Market Pension	Fuel For Growth	All Other [b]	As Adjusted	As Reported	Mark-to-Market Pension	All Other [b]	As Adjusted
NET SALES	$ 967.0	$—	$—	$—	$ 967.0	$1,094.2	$—	$—	$1,094.2
Cost of Products Sold	358.6	0.4	(10.3)	—	348.7	430.2	(13.4)	—	416.8
GROSS PROFIT	608.4	(0.4)	10.3	—	618.3	664.0	13.4	—	677.4
GROSS MARGIN %	62.9%	(0.1)%	1.0%	—%	63.9%	60.7%	1.2%	—%	61.9%
Operating Expenses:									
Selling, General and Administrative	211.1	1.1	(0.4)	(0.1)	211.7	263.5	(23.1)	(0.7)	239.7
Advertising and Promotion	151.1	—	—	—	151.1	149.5	—	—	149.5
Research and Development	28.5	0.2	—	—	28.7	32.6	(4.0)	—	28.6
Other (Income)/Expenses – net	21.9	—	(14.4)	(0.3)	7.2	8.8	—	(1.2)	7.6
EARNINGS BEFORE INTEREST AND INCOME TAXES	195.8	(1.7)	25.1	0.4	219.6	209.6	40.5	1.9	252.0
EBIT as a % of Sales	20.2%	(0.2)%	2.6%	—%	22.7%	19.2%	3.7%	0.2%	23.0%
Interest Expense – net	22.5	—	—	—	22.5	14.3	—	—	14.3
EARNINGS BEFORE INCOME TAXES	173.3	(1.7)	25.1	0.4	197.1	195.3	40.5	1.9	237.7
Provision for Income Taxes	42.3	(0.6)	4.8	(0.2)	46.3	38.7	14.3	0.3	53.3
Effective Tax Rate	24.4%	(0.1)%	(0.7)%	(0.1%)	23.5%	19.8%	2.7%	(0.1)%	22.4%
NET EARNINGS	131.0	(1.1)	20.3	0.6	150.8	156.6	26.2	1.6	184.4
Less Net Earnings/(Loss) Attributable to Noncontrolling Interests	3.0	—	—	—	3.0	(1.8)	—	—	(1.8)
NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS	$ 128.0	$ (1.1)	$ 20.3	$ 0.6	$ 147.8	$ 158.4	$ 26.2	$ 1.6	$ 186.2
Earnings per Share– Diluted									
Net Earnings Attributable to Shareholders	$ 0.67	$ (0.01)	$ 0.11	$ —	$ 0.78	$ 0.78	$ 0.13	$ 0.01	$ 0.92

Certain figures do not sum due to rounding.

When aggregated, EPS for the four quarters of 2015 are not equal to the full year EPS figure due to the variability of quarterly earnings and the timing of share repurchases.

(a) All Specified Items are included in Corporate and Other.

(b) All Other include legal, settlement and related costs, severance and other expenses, and marketable securities.

Reconciliation of Non-GAAP to GAAP Results Full Year

$ in millions, except per share data	Year Ended December 31, 2015						Year Ended December 31, 2014			
		Specified Items [a]						Specified Items [a]		
	As Reported	Mark-to-Market Pension	Investigation Settlement	Fuel For Growth	All Other [b]	As Adjusted	As Reported	Mark-to-Market and Other Pension	All Other [b]	As Adjusted
NET SALES	$ 4,071.3	—	—	—	—	$4,071.3	$4,409.3	—	—	$4,409.3
Cost of Products Sold	1,455.3	(3.0)	—	(10.3)	—	1,442.0	1,700.6	(19.1)	—	1,681.5
GROSS PROFIT	2,616.0	3.0	—	10.3	—	2,629.3	2,708.7	19.1	—	2,727.8
GROSS MARGIN %	64.3%	0.1%	—%	1.0%	—%	64.6%	61.4%	0.4%	—%	61.9%
Operating Expenses:										
Selling, General and Administrative	890.6	(4.4)	—	(0.4)	(2.0)	883.8	978.9	(32.2)	(13.8)	932.9
Advertising and Promotion	641.8	—	—	—	—	641.8	638.7	—	—	638.7
Research and Development	108.4	(0.8)	—	—	—	107.6	115.1	(5.6)	—	109.5
Other (Income)/Expenses – net	39.0	—	(12.0)	(14.4)	2.7	15.3	(12.3)	5.4	2.0	(4.9)
EARNINGS BEFORE INTEREST AND INCOME TAXES	936.2	8.2	12.0	25.1	(0.7)	980.8	988.3	51.5	11.8	1,051.6
EBIT as a % of Sales	23.0%	0.2%	0.3%	2.6%	—%	24.1%	22.4%	1.2%	0.2%	23.8%
Interest Expense – net	65.0	—	—	—	—	65.0	60.3	—	—	60.3
EARNINGS BEFORE INCOME TAXES	871.2	8.2	12.0	25.1	(0.7)	915.8	928.0	51.5	11.8	991.3
Provision for Income Taxes	215.9	2.9	3.1	4.8	0.4	227.1	199.2	20.0	3.7	222.9
Effective Tax Rate	24.8%	0.1%	—%	(0.2)%	0.1%	24.8%	21.5%	0.9%	0.1%	22.5%
NET EARNINGS	655.3	5.3	8.9	20.3	(1.1)	688.7	728.8	31.5	8.1	768.4
Less Net Earnings/(Loss) Attributable to Noncontrolling Interests	1.8	—	—	—	—	1.8	9.0	—	—	9.0
NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS	$ 653.5	$ 5.3	$ 8.9	$ 20.3	$ (1.1)	$ 686.9	$ 719.8	$ 31.5	$ 8.1	$ 759.4
Earnings per Share– Diluted										
Net Earnings Attributable to Shareholders	$ 3.27	$ 0.03	$ 0.04	$ 0.11	$ (0.01)	$ 3.44	$ 3.54	$ 0.15	$ 0.05	$ 3.74

Certain figures do not sum due to rounding.

When aggregated, EPS for the four quarters of 2015 are not equal to the full year EPS figure due to the variability of quarterly earnings and the timing of share repurchases.

(a) All Specified Items are included in Corporate and Other.

(b) All Other include legal, settlement and related costs, severance and other expenses, and marketable securities.

MeadJohnson Nutrition

2015 Total Operational Expenses and Net Earnings

Non-GAAP[1] $ in millions	Three months ended December 31,		% Change		Years Ended December 31,		% Change	
	2015	2014	Reported	Constant Dollar	2015	2014	Reported	Constant Dollar
Selling, General and Administrative	$ 211.7	$ 239.7	(12%)	(6%)	$ 883.8	932.9	(5%)	—%
Advertising and Promotion	151.1	149.5	1%	7%	641.8	638.7	—%	6%
Research and Development	28.7	28.6	—%	4%	107.6	109.5	(2%)	2%
Other (Income)/Expenses - net	7.2	7.6	(5%)	*	15.3	(4.9)	(412%)	*
Total Operating Expenses	398.7	425.4	(6%)	2%	1,648.5	1,676.2	(2%)	4%
Earnings Before Interest and Income Taxes	219.6	252.0	(13%)	(3%)	980.8	1,051.6	(7%)	—%
Interest Expense - net	22.5	14.3	57%	56%	65.0	60.3	8%	6%
Provision for Income Taxes	46.3	53.3	(13%)	(2%)	227.1	222.9	2%	9%
Less Net Earnings/(Loss) Attributable to Noncontrolling Interests	3.0	(1.8)	(267%)	*	1.8	9.0	(80%)	*
Net Earnings Attributable to Shareholders	$ 147.8	$ 186.2	(21%)	(10%)	$ 686.9	$ 759.4	(10%)	(3%)

[1] See "Reconciliation of Non-GAAP to GAAP Results Q4" and "Reconciliation of Non-GAAP to GAAP Results Full Year" for a reconciliation of these Non-GAAP measures

* Percentage not meaningful

Price, Volume, Earnings

	Three Months Ended December 31,				% Change		% Change Due to		
	2015	% of Total	2014	% of Total	Reported	Constant Dollar	Volume	Price	Foreign Exchange
Asia	$468.0	48%	$548.6	50%	(15%)	(10%)	(7%)	(3%)	(5%)
Latin America	169.8	18%	207.8	19%	(18%)	(4%)	(9%)	5%	(14%)
North America/Europe	329.2	34%	337.8	31%	(3%)	—%	1%	(1%)	(3%)
Net Sales	**$967.0**	100%	**$1,094.2**	100%	(12%)	(6%)	(5%)	(1%)	(6%)

Free Cash Flow

	2015
Cash Provided by Operating Activites	$ 899.2
Capital Expenditures	(173.7)
Free Cash Flow	$ 725.5

2015 EBIT as reported

EBIT as reported $ in millions	Three months ended December 31,		% Change		Years Ended December 31,		% Change	
	2015	2014	Reported	Constant Dollar	2015	2014	Reported	Constant Dollar
Asia EBIT	$ 139.9	$ 195.3	(28%)	(24%)	$ 682.0	$ 818.7	(17%)	(16%)
Latin America EBIT	34.2	46.4	(26%)	15%	175.2	199.0	(12%)	18%
North America/Europe EBIT	96.9	90.1	8%	14%	361.8	291.0	24%	29%

Reconciliation of Sequential Sales

	Fourth Quarter 2015	Third Quarter 2015	% Change Due to		
			Reported	Constant Dollar	Foreign Exchange
North America/Europe	$ 329.2	$ 316.2	4.1%	4.5%	(0.4%)
China/Hong Kong	287.4	284.1	1.2%	2.1%	(0.9%)

Reconciliation of EBIT, quarterly periods 2015

EBIT (in millions)		2015				
		1Q		2Q		3Q
GAAP	$	285.2	$	229.2	$	226.0
Adjustments:						
IT and other separation costs		-		-		-
Severance and other costs		2.3		-		-
Legal, settlements and related costs		0.7		(5.7)		1.6
Pension MTM Adjustment		-		(1.5)		11.4
Administrative penalty (China)		12.0		-		-
Non-GAAP	$	300.2	$	222.0	$	239.0